     As filed with the Securities and Exchange Commission on August 21, 2000

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            PATHOGENESIS CORPORATION
                            (Name of Subject Company)

                             CHIRON CORPORATION AND
                            PICARD ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                               CHIRON CORPORATION
                            (Names of Filing Persons)

                                  COMMON STOCK,
              AND THE ASSOCIATES PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                    70321E104
                      (CUSIP Number of Class of Securities)


                             WILLIAM G. GREEN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CHIRON CORPORATION
                               4560 HORTON STREET
                              EMERYVILLE, CA 94608
                                 (510) 655-8750
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with copies to:

                             ALISON S. RESSLER, ESQ.
                              MATTHEW G. HURD, ESQ.
                             C/O SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1725
                                 (310) 712-6600

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

 Transaction valuation (1)                                  Amount of filing fee
        $728,669,249                                                $145,734

--------------------------------------------------------------------------------

(1) Based on the offer to purchase all of the outstanding shares of common stock of PathoGenesis Corporation at a purchase price of $38.50 cash per share, 16,627,511 shares outstanding and outstanding options with respect to 2,295,588 shares and 3,375 shares reserved for issuance upon the exercise of warrants, in each case as of August 17, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: N/A
    Form or Registration No.: N/A
    Filing Party: N/A
    Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Tender Offer Statement on Schedule TO relates to the commencement by Picard Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 26, 1997, as amended, between the Company and Harris Trust and Savings Bank (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2).

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

    ITEM 10. FINANCIAL STATEMENTS.

         (a) Financial information. Not applicable.
         (b) Pro forma information. Not applicable.

    ITEM 11. ADDITIONAL INFORMATION.

         (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

    ITEM 12. EXHIBITS.

    The following documents are attached as exhibits to this Schedule TO:

         (a)(1)           Offer to Purchase, dated August 21, 2000.
         (a)(2)           Letter of Transmittal.
         (a)(3)           Notice of Guaranteed Delivery.
         (a)(4)           Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
         (a)(5)           Form of Letter to brokers, dealers, commercial banks,
                            trust companies and other nominees.
         (a)(6)           Form of Letter to be used by brokers, dealers,
                            commercial banks, trust companies and other nominees to their clients.
         (a)(7)           Form of Letter to Participants in the Amended and
                            Restated Employee Stock Purchase Plan.
         (a)(8)           Form of Letter to Participants in the 401(k) Profit
                            Sharing Plan of PathoGenesis.
         (a)(9)           Summary newspaper advertisement, dated August 21,
                            2000. Published in The Wall Street Journal.

         Exhibit (b)      None.

         Exhibit (d)(1)   Agreement and Plan of Merger, dated as of August 13,
                            2000, among Parent, the Merger Sub and the Company.

         Exhibit (d)(2)   Confidentiality Agreement dated August 8, 2000 between
                            Goldman, Sachs & Co. and the Company.

         Exhibit (e)(3)   Collaboration Agreement dated December 15, 1999
                            between the Company and Parent.(1)

         Exhibit (g)      None.

         Exhibit (h)      None.

--------------

(1) Incorporated by Reference to Exhibit 99(e)(2) of the Company's
    Schedule 14D-9, filed on August 21, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.




                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 21, 2000

                                                 PICARD ACQUISITION CORP.


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Director, Vice
                                                        President and Secretary


                                                 CHIRON CORPORATION


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Senior Vice President,
                                                        Secretary and General
                                                        Counsel